SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

Adeptus Health Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

006855100

(CUSIP Number)

David Clark
Elliot Press
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark D. Wood, Esq.
Jonathan D. Weiner, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	006855100	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,861 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,861 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,861 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79% (1)
14	TYPE OF REPORTING PERSON PN

(1) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of each of which Deerfield Mgmt, L.P. is the general partner.

SCHEDULE 13D
CUSIP No.	006855100	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,861 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,861 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,861 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79% (2)
14	TYPE OF REPORTING PERSON PN

(2) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of each of which Deerfield Management Company, L.P. is the investment adviser.

SCHEDULE 13D
CUSIP No.	006855100	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 704,380
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 704,380
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.31%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	006855100	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Deerfield International Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 896,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 896,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	006855100	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,861 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,861 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,861 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79% (3)
14	TYPE OF REPORTING PERSON IN

(3) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P.  James E. Flynn is the managing member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P., the general partner and the investment adviser, respectively, of  Deerfield Partners, L.P. and Deerfield International Master Fund, L.P.

This Schedule 13D is filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Partners, L.P. (“Deerfield Partners”), (iv) Deerfield International Master Fund, L.P. (“DIMF” and, together with Deerfield Partners, collectively referred to herein as the “Funds”) and (v) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt, Deerfield Management, Deerfield Partners, and DIMF, the “Reporting Persons”), with respect to the securities of Adeptus Health Inc. (as amended, the “Schedule 13D”).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Adeptus Health Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive office is 2941 Lake Vista Drive, Suite 200, Lewisville, Texas 75067.

Item 2.	Identity and Background.

a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

b)	The address of the principal business and/or principal office of each of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, New York 10017.

c)
Flynn is the managing member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner of each Fund, and  Deerfield Management is the investment adviser of each Fund.  Deerfield Partners and DIMF purchase, hold and sell securities and other investment products.  Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

d)
During the last five years, none of the Reporting Persons, nor, to the best of each Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)
In September 2013, Deerfield Management voluntarily agreed to settle a Securities and Exchange Commission (“SEC”) inquiry relating to six alleged violations of Rule 105 of Regulation M under the Securities Exchange Act of 1934, as amended, without admitting or denying the SEC’s allegations. The violations allegedly occurred between December 2010 and January 2013. Rule 105 generally prohibits purchasing an equity security in a registered offering if the purchaser sold short the same security during a restricted period (generally defined as five business days before the pricing of the offering). Rule 105’s prohibition applies irrespective of any intent to violate the rule. The settlement involved the payment by Deerfield Management of disgorgement, prejudgment interest and a civil money penalty in the aggregate amount of $1,902,224. Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)
Each of Deerfield Mgmt, Deerfield Partners and Deerfield Management is organized under the laws of the State of Delaware. DIMF is organized under the laws of the British Virgin Islands.  Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price paid by Deerfield Partners and DIMF for the shares of Common Stock reported herein was $39,099,827 and $49,763,290, respectively.  The Funds utilized their respective working capital to purchase the shares of Common Stock reported herein.  Such shares of Common Stock are or may be held from time to time by the applicable Fund in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes.

As long-term investors in the Company’s Common Stock, the Reporting Persons are pleased with the exemplary job that management has done in building a profitable network of free-standing emergency rooms and identifying leading hospitals with which to partner.  Based in part on the Company’s recent announcement of the establishment of a search committee to identify a successor to Thomas S. Hall as Chief Executive Officer upon his intended retirement, as well as the recent performance of the Company’s Common Stock, the Reporting Persons have determined to communicate with the Company, the Company’s management and the Company’s board of directors (the “Board”) regarding various matters relating to the Board composition, business, operations, management and strategic plans.  The Reporting Persons believe that these recent developments present an opportune inflection point to evaluate these various matters.  The Reporting Persons believe that their experience, expertise and/or capital could be useful in assisting management and the Board on a cooperative basis as the Company embarks on the transition to a new Chief Executive Officer and, in connection therewith, the evaluation of various facets of the Company’s management, governance and capitalization.

On September 16, 2016, the Reporting Persons communicated to Gregory W. Scott, a member of the Board, regarding the matters described above, in particular with respect to the Company’s Chief Executive Officer search and the makeup of the Board (including possible Board representation of the Reporting Persons and possibly increasing or decreasing the number of directors serving on the Board) and made a request for more information regarding the Company and its operations to enable the Reporting Persons to evaluate the potential for a negotiated extraordinary transaction involving the Reporting Persons and/or their affiliates.

The Reporting Persons intend to engage in further communications with members of the Board and management with respect to the foregoing and such other matters as the Reporting Persons may deem appropriate from time to time.  Such matters are likely to include plans or proposals specified in clauses (a) through (j) of Item 4 of the Form of Schedule 13D, but the Reporting Persons have made no determination to pursue, and may not pursue, any such plan or proposal.

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

(a)  Throughout this report, the percentage of outstanding Common Stock beneficially owned by the Reporting Persons has been determined based on 16,350,866 shares of Common Stock outstanding as of July 25, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016.

(1)	Deerfield Management

Number of shares:  1,600,861
Percentage of shares:  9.79%

(2)	Deerfield Mgmt

Number of shares:  1,600,861
Percentage of shares:  9.79%

(3)	Deerfield Partners

Number of shares:  704,380
Percentage of shares:  4.31%

(4)	DIMF

Number of shares:  896,481
Percentage of shares:  5.48%

(5)	Flynn

Number of shares:  1,600,861
Percentage of shares:  9.79%

(b)

(1)	Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,600,861
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,600,861

(2)	Deerfield Mgmt

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,600,861
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,600,861

(3)	Deerfield Partners

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  704,380
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  704,380

(4)	DIMF

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  896,481
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  896,481

(5)	Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,600,861
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,600,861

Flynn is the managing member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner, and Deerfield Management is the investment adviser, of each Fund.  Each of the Funds directly owns the shares shown as beneficially owned by such Fund.

(c)  No Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Funds have entered into cash-settled swaps with a broker-dealer counterparty which represent economic exposure comparable to a notional interest in 1,272,789 shares of Common Stock, in addition to the shares of Common Stock beneficially owned by the Reporting Persons.  Under the terms of each of the swaps, (i) the relevant Fund will be obligated to pay to the broker-dealer counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swap as of the expiration date of such swap, plus interest at rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the relevant Fund any positive price performance of the specified notional number of shares of Common Stock subject to the swap as of the expiration date of the swap.  All balances will be settled in cash. The swaps do not give the Funds or any other Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Company and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company.  Accordingly, the Reporting Persons do not beneficially own any shares of Common Stock that may be referenced in the swap contracts or in any Common Stock or other securities or financial instruments that may be held from time to time by the counterparty to the contracts.  The swaps expire on May 15, 2016 and June 27, 2016 with respect to notional interests in 23,761 and 1,249,028 shares of Common Stock, respectively.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated as of September 19, 2016 by and among the Reporting Persons.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2016

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD INTERNATIONAL MASTER FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital, LLC.  The address of the principal business and/or principal office of each of Deerfield Mgmt and J.E. Flynn Capital LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Partners, L.P. and Deerfield International Master Fund, L.P.

The general partner of each of Deerfield Partners and DIMF is Deerfield Mgmt.  The address of the principal business and/or principal office of each of Deerfield Partners and DIMF is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC.  The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.